UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PopDocs Media LLC

Legal status of issuer

  Form
  Limited Liability Company

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  June 21, 2017

Physical address of issuer
4849 San Rafael Ave, Los Angeles, CA 90042

Website of issuer
http://www.popdocsmedia.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Type of security offered
Revenue Participation Rights

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$275,000.00

Deadline to reach the target offering amount
January 8, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 1, 2017

FORM C

Up to $275,000.00

PopDocs Media LLC



Explanatory Note

PopDocs Media LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 17, 2017 (the "Form C"). This Amendment is filed to extend the offering deadline to January 8, 2018.

Revenue Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by PopDocs Media LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Rights of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $275,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$275,000.00	$19,250.00	$255,750.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.popdocsmedia.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 17, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-

TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

  This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

  The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

  Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.popdocsmedia.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PopDocs Media LLC (the "Company") is a Delaware Limited Liability Company, formed on June 21, 2017.

The Company is located at 4849 San Rafael Ave, Los Angeles, CA 90042.

The Company's website is http://www.popdocsmedia.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
PopDocs Media will produce feature films, series and podcasts at the intersection of tech and pop culture with built-in audiences. Coincidentally, distributors want to acquire timely, affordable, original content with built in marketability from predictable suppliers.

The Offering

Minimum amount of Revenue Participation Rights being offered	50,000
Total Revenue Participation Rights outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Revenue Participation Rights	275,000
Total Revenue Participation Rights outstanding after Offering (if maximum amount reached)	275,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 8, 2018
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 1, 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities, and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending our intellectual property rights or other litigation;
- The cost and delays in the production of our films that may result from changes in regulatory requirements applicable to our films;
- Sales and marketing efforts to bring our films to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our films.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 21, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in

connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our films is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our films will achieve initial market acceptance and our ability to generate meaningful additional revenues from our films.

In general, demand for our films is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Erick Opeka and Jason Connell who are Co-Founder and Co-Founder - President of the Company. The Company has or intends to enter into employment agreements with Erick Opeka and Jason Connell although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Erick Opeka and Jason Connell or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Erick Opeka and Jason Connell in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Erick Opeka and Jason Connell die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.
S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our films are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our films and television series are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause adverse effects on the market for licensed films delivered primarily over the Internet, or detrimentally affect overall consumer consumption of Internet content. Therefore the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to

changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our films. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment, television programming, audio podcasts and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

There is substantial uncertainty that we will continue operations as a going concern, in which you could lose your entire investment.

Our future existence remains uncertain, we were only recently formed, have generated no revenues to date, and will have losses from our operations before we are able to generate revenues. We will require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore, inherently risky.

We cannot predict the economic success of any of our films because the revenue derived from the distribution of a film (which does not directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends on the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories that appeal to our targeted audiences and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular film will generate enough revenue to offset its distribution, fulfillment, and marketing costs.

Our operating results are primarily dependent on the success of our films and forecasting revenues as associated gross profits from our films is extremely difficult.

For the next few years, our revenue, operating results, and earnings will be largely dependent upon the timing and amount of worldwide revenues and marketing and distribution costs for our films. Marketing and distribution costs include worldwide release costs, costs related to merchandising and other distribution costs. For our business to be successful, our film must achieve success and it is difficult to predict the success prior to its release at a date to be determined. Even if the film has a very successful worldwide release, it is difficult to predict the amount and timing of revenue streams, if any. While customer acceptance of a film is initially measured by a viewing audience, customer acceptance within each sales channel, such as digital downloads, streaming, and others, depends on factors unique to each type of product such as pricing, competitive products, and time of year or state of the economy into which the product is released, among many other factors. In addition, the degree of customer acceptance may vary widely among foreign countries. While a film's success is often a good indicator of general audience acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict.

There are significant risks associated with the motion picture industry.

The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- Talent and crew availability;
- Financing requirements;
- Distribution strategy;
- The number, quality and acceptance of other competing series or films released into the marketplace near the same time;
- Critical reviews;
- The availability of alternative forms of entertainment and leisure time;
- Piracy and unauthorized recording, transmission and distribution;
- General socioeconomic conditions and political events; and
- Other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

The entertainment industry is highly competitive, with many alternatives available for consumption. Because the distribution of motion pictures is highly competitive, any distributor with which we will contract for distribution may be competing with numerous other companies, many of which will have significant financial resources and distribution experience. As is common in the entertainment and film industry, you must be aware that all projects face competition from many other varieties and forms of public entertainment, particularly network, public and cable television.

We expect that we will initially derive a significant percentage of our revenue from a single source, the production of the "Commodore 64: Computer for the Masses," which could adversely affect us.
Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we currently depend primarily on the success of the feature film we plan to produce. Our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

The "Commodore 64: Computer for the Masses" could become subject to litigation, including intellectual property infringement proceedings. While the "Commodore 64: Computer For The Masses" may secure third party intellectual property rights and licenses, the film may also rely on fair use for various film clips, images, or other content. Despite our efforts and legal clearances, there is a chance that third parties may assert intellectual property infringement claims. Consequently, these parties may claim that our film or other property has violated one of their copyrights, or infringed upon another proprietary right belonging to them. If such infringement were found to exist, those parties may seek an injunction preventing the film from the use of their intellectual property and expose us to civil liability. Any infringement claim, even if not meritorious, could result in the expenditure of significant capital resources.

Risks Related to the Securities

The Revenue Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Rights may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Rights. Because the Revenue Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Revenue Participation Rights may also adversely affect the price that you might be able to obtain for the Revenue Participation Rights in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Jason Connell (Co-Founder, President) and Erick Opeka (Co-Founder).
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The financial statements provided herein have been reviewed by an independent accountant, but are unaudited.
The financial statements accompanying this Offer have been reviewed by an independent accountant, but has not been audited. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. The investor will be relying on the Company and the independent accountant review concerning the accuracy of such statements.

The purchase of securities may subject investors to certain income or other tax liabilities.
Purchasing the Securities may be subject to certain risks arising out of federal and state income or other tax considerations, including the possibility of the Internal Revenue Service audits and possible adverse tax consequences resulting from changes in the current tax code and/or administrative interpretations thereof. Prospective investors must therefore assess the tax consequences of purchasing the Securities, if any, on their own or in conjunction with their personal tax advisors.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
PopDocs Media will produce feature films, series, and podcasts at the intersection of tech and pop culture with built-in audiences. Coincidentally, distributors want to acquire timely, affordable, original content with built-in marketability from predictable suppliers.

Business Plan
PopDocs Media is an entertainment company dedicated to producing non-fiction film, television, digital, and audio products that explore the intersection of technology and pop culture. Our business model focuses on utilizing extensive quantitative and qualitative research to find compelling, underexplored subject material, and then leveraging pre-existing media properties such as books, novels, long-form journalism, audio, and archival sources to significantly reduce development costs. Additionally, our principal officers of the company have extensive experience producing high-quality feature films at budgets below comparable films from some of our competitors. Jason Connell, the company's president, has over 15 years of experience developing, producing and distributing numerous feature films, including "GLOW: The Gorgeous Ladies of Wrestling," currently in global distribution on Netflix and the subject basis for the highly successful original series. He is a member of the Producers Guild of America. Erick Opeka, the company's co-founder, has 17 years of experience in content distribution. He was the Head of distribution and founder of New Video Digital, which distributed over 28,000 hours of premium film and television globally and was the one of the largest independent aggregators of content to major platforms like Netflix, Apple, Google, Amazon, Hulu, among others. Erick is currently the EVP of Digital for Cinedigm, where he oversees the company's streaming business, including Docurama, a global documentary channel available on major platforms. Erick is also a member of The Producer's Guild of America, and holds an MBA from Florida State University. The company's first project, "Commodore 64: Computer for the Masses" will explore the spectacular rise and fall of Commodore computers, whose Commodore 64 computer is a pop culture icon and holds the record as the bestselling computer model of all time. The target audience for this release will be 1) Former Commodore enthusiast households 2) General technology audiences and enthusiasts 3) Pop cultural documentary fans. The team has extensive experience releasing films with similar audiences, and predecessor projects that both have worked on have seen significant distribution to major platforms including Netflix, Amazon, Hulu, cable and broadcast television, and other major distribution outlets. We expect that the film will premiere at a major film festival and we hope that we will be able to sell the film to a distributor for worldwide distribution. However, the team has significant experience and will be able to directly distribute the film as a backstop.

The Company's goal is to develop a slate of projects covering pop-culture subjects with readily identifiable and addressable audiences that have global appeal, in an attempt to feed audience's nostalgia bug. The company's slate of films are expected to have a natural narrative link/progression between them to allow each new project to market to consumers of the Company's prior films. To drive reviews and publicity, the Company will try to send each film on extensive festival runs by targeting top-tier festivals that the Company team has prior relationships with (SXSW, Tribeca, etc.). The Company also plans to partner with personalities, creators, authors and communities with extensive social reach and critical acclaim and with prior crowdfunded products and media (e.g. we have partnered with prior creators of Commodore crowdfunded books and media). The Company will regularly campaign by releasing information, including excerpts/segments, teasers, etc. to try to drive influence on key forums, news sites, social groups, blogs, etc.

History of the Business
PopDocs Media LLC was formed on June 21, 2017 by Jason Connell and Erick Opeka, for the purpose of developing and producing "Commodore 64: Computer for the Masses."

The Company's Products and/or Services
"Commodore 64: Computer for the Masses" is a feature-length documentary on the amazing rise and fall story of the home computing pioneer that destroyed the competition in the 1980s and got a generation involved in computing. Commodore 64 is listed in the Guinness World Records as the highest selling single computer model of all time, with estimates placing the number sold at about 30 million units.

Based on the meticulously-researched non-fiction book by Brian Bagnall, "Commodore: A Company on the Edge", PopDocs Media is finalizing the option rights for, the film will focus on the rag-tag group of misfits that built the company, and their peers such as Apple, Atari, and IBM and luminaries such as Steve Wozniak and Elon Musk. The film will also explore the company's impact on the rise of AOL and the Internet, design and 8-bit culture. Release Target of Q2/Q3 2019.

We have significant experience in film distribution and have had working relationships with companies such as Warner Bros., MTV, Netflix, Amazon, iTunes, Hulu, A&E Networks, History Channel, and Cinedigm.

Competition
The Company's primary competitors are HBO Films, CNN Films, and Vice.

Customer Base
As a new venture, the Company does not currently have an existing customer base; however, the Company is targeting customers that are primarily fans of pop-culture media (feature films, series and podcasts). Additionally, the PopDocs Media Co-Founders have existing fan bases with similar demographics.

Intellectual Property
"Commodore 64: Computer For The Masses" will utilize the intellectual property rights of several third parties, including video clips, images, and audio recordings; however, no specific intellectual property rights are necessary for the film. PopDocs Media may secure third party intellectual property rights and licenses; however, the film may also rely on fair use for various film clips, images, or other content.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
The company has no existing, pending, or threatened litigation.

Other
The Company's principal address is 4849 San Rafael Ave, Los Angeles, CA 90042

The Company has the following additional addresses:

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	6.36%	$17,500
Estimated Attorney Fees	2.00%	$1,000	0.91%	$2,500
Estimated Accountant/Auditor Fees	2.00%	$1,000	0.73%	$2,000
General Marketing	2.00%	$1,000	1.82%	$5,000
Equipment Purchases	0.00%	$0	3.64%	$10,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	1.82%	$5,000
Above the line Talent & Producer's Fees	10.00%	$5,000	14.55%	$40,000
Below the Line Talent & Production Costs	55.00%	$27,500	43.64%	$120,000
Office & Misc.	0.00%	$0	0.73%	$2,000
Post Production	15.00%	$7,500	12.73%	$35,000
Titles / Interstitials / Graphics	2.00%	$1,000	3.09%	$8,500
Sound Post & Music Licensing	2.00%	$1,000	3.64%	$10,000
Deliverables	3.00%	$1,500	2.73%	$7,500
General Working Capital	0.00%	$0	3.64%	$10,000
Total	**100.00%**	**$50,000**	**100.00%**	**$275,000**

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: In the process of pre-production, production and post-production, the cost of various line items may fluctuate and are subject to change; however, the Company will make its best efforts to remain on budget.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Jason Connell is Co-Founder and President of PopDocs Media LLC since June 21st, 2017. Jason is the President and Founder of Connell Creations, which has produced and distributed 10 documentary films, which have secured major distribution domestically and internationally via Netflix, Amazon, iTunes, and MTV, among others. Jason also founded the United Film Festivals, which screened high-quality independent feature films, documentaries, and short films of all genres in Los Angeles, New York, London, San Francisco, Chicago, and Tulsa. He is a member and mentor of the Producer's Guild of America.

Erick Opeka is Co-Founder of PopDocs Media LLC since June 21st, 2017. Erick is also currently the Executive Vice President of Digital Networks at Cinedigm Entertainment Group, a NASDAQ-listed entertainment distribution company, where he has served in numerous executive roles since May 2012. Prior to Cinedigm, Erick was Senior Vice President of Digital Distribution at New Video, a digital film and television distribution company, since August 2004. Erick holds a BA from the University of Texas at Austin and an MBA from Florida State University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the terms of the Company Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100% LLC Membership Interests
Voting Rights	Jason Connell and Erick Opeka own 100% of PopDocs Media, LLC and have complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Revenue Participation Rights also do not constitute equity shares in the Company and thus do not affect, nor are they affected by, the current ownership structure in any way.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: None.

Ownership

The Company is owned by Jason Connell (Co-Founder, President) and Erick Opeka (Co-Founder).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jason Connell	70.0%
Erick Opeka	30.0%

Following the Offering, the Purchasers will own of the Company if the Minimum Amount is raised and if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The company is currently focused on pre-production and production of the project entitled "Commodore 64: Computer for the Masses." We expect the company's focus to shift to marketing and distribution of the film upon completion of post-production, tentatively in mid 2019.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds to create the project, "Commodore 64: Computer for the Masses," which we plan to monetize, recoup the investment, and achieve profitability.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 275,000 of Revenue Participation Rights for up to $275,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 8, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $275,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the

Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2.0% of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
At the initial closing of this offering (if the minimum amount is sold), the only securities that will be outstanding are our membership interests and the Revenue Participation Rights that we sell in this offering.

The material terms of the Revenue Participation Rights are as follows:
The Revenue Participation Rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing and delivering the motion picture presently entitled *Commodore 64: Computer for the Masses,* (the "Picture"), which will be produced by the Company.

Pursuant to the Financing Agreement, the Company agrees to be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchasers have received an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

- Following such time, if ever, as the Purchasers have recouped an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:
  a. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and
  b. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.
  c. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Picture. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture
- Any amounts used to fund production costs of the Picture
- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and
- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

- Any amounts used to repay loans received in connection with the production of the Picture;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

Voting and Control
The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Revenue Participation Rights.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
None

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Connell
_____
(Signature)

Jason Connell
_____
(Name)

Co-Founder, President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Erick Opeka
_____
(Signature)

Erick Opeka
_____
(Name)

Co-Founder
_____
(Title)

December 1, 2017
_____
(Date)

/s/Jason Connell
_____
(Signature)

Jason Connell
_____
(Name)

Co-Founder - President
_____
(Title)

December 1, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Financing Agreement
Exhibit E	Video Transcript
Exhibit F	Investor Deck

Exhibit A
Financial Statements



PopDocs Media, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

August 15, 2017

Bauer & Company, LLC
www.bauerandcompany.com



<center>INDEPENDENT ACCOUNTANTS' REVIEW REPORT</center>

To Management of
 PopDocs Media, LLC:

We have reviewed the accompanying financial statements of PopDocs Media, LLC (the "Company"), which comprise the balance sheet as of August 15, 2017, and the related statements of operations, changes in members' equity and cash flows for the period from June 21, 2017 ("Inception") through August 15, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that PopDocs Media, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should PopDocs Media, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
October 12, 2017

POPDOCS MEDIA, LLC
Balance Sheet
August 15, 2017
(Unaudited)

Assets

Cash and cash equivalents	$	-
Total assets	$	-

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Members' equity

Members' equity		-
Total members' equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report.

POPDOCS MEDIA, LLC

Statement of Operations

For the period from Inception (June 21, 2017) through August 15, 2017

(Unaudited)

Revenues	$ -
Operating expenses	
General and administrative	-
Total operating expenses	-
Income (loss) before income taxes	-
Income tax expense	-
Net income (loss)	$ -

See accompanying notes to the financial statements and independent accountants' review report.

POPDOCS MEDIA, LLC
Statement of Changes in Members' Equity
For the period from Inception (June 21, 2017) through August 15, 2017

Balance at June 21, 2017 (unaudited)	$ -
Net income (loss)	-
Balance at August 15, 2017 (unaudited)	$ -

See accompanying notes to the financial statements and independent accountants' review report.

POPDOCS MEDIA, LLC
Statement of Cash Flows
For the period from Inception (June 21, 2017) through August 15, 2017
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Cash contribution from members	-
Net cash provided by financing activities	-
Net increase in cash	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 – Nature of Business

PopDocs Media, LLC ("the Company") was formed as a limited liability Company under the laws of the state of Delaware on June 21, 2017 ("Inception").

The Company was formed for the development and production of feature films and series at the intersection of technology and popular culture with built-in audiences. The feature films and series are intended to be available for distribution in the worldwide theatrical, home entertainment, digital, television and other markets.

The feature films and series have not yet been produced; therefore, the Company has not had any operations since inception through August 15, 2017.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 – Significant Accounting Policies *(continued)*

Revenue recognition
Revenue will be recognized from the distribution of the feature film and series in theaters and in post-theatrical markets such as home entertainment, digital, pay and free broadcast television, as well as other ancillary markets.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Plan has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Members' Capital

On June 21, 2017, the members signed an Operating Agreement (the "Agreement") to set forth the terms for the management of the Company. The Agreement was further amended on October 11, 2017. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The Company shall be managed by the members. Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Distributions
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Note 4 – Members' Capital *(continued)*

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6 – Subsequent Events

On August 30, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $275,000 of financial interests through a film financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Exhibit B
Company Summary



Company: PopDocs Media

Market: Film

Product: "Commodore 64: Computer for the Masses"

Company Highlights

- "Commodore 64: Computer for the Masses" will be a feature length documentary on Commodore 64, an 8-bit home computer that dominated the lower-end computer market in the 1980s and is the highest selling single computer model of all time[i]
- Producer Jason Connell, President and Founder of Connell Creations, has executive produced 10 documentaries and founded the United Film Festivals
- Producer Erick Opeka is an Executive Vice President at Cinedigm Entertainment, where he leads the division that develops, launches, and operates the company's portfolio of over-the-top digital networks (the delivery of film and TV content via the internet)


PERKS


*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks.

$150: Be Mentioned on Movie's Official Website

$250: Digital Version of Movie (DRM-free)

$500: Kindle eBook: "Commodore: A Company on the Edge"

$1,000: Special Thanks - Movie Credit

$2,500: Very Special Thanks - Movie Credit

$5,000: Production Assistant - Movie Credit

$10,000: Associate Producer - Movie Credit

$15,000: Co-Producer - Movie Credit

$20,000: Producer Credit - Movie Credit

$35,000: Co-Executive Producer - Movie Credit

$50,000: Executive Producer - Movie Credit

Opportunity

PopDocs Media is raising funds to produce, market, and distribute a feature length documentary on Commodore 64, an 8-bit home computer that dominated the lower-end computer market in the 1980s. The Commodore 64 (C64) is listed in the Guinness World Records as the highest selling single computer model of all time[ii], with estimates placing the number sold at approximately 30 million units.[iii] Research shows that brand recognition for the C64 was at 87% even after the model has been off the market for many years.[iv]

Over the last decade, Jason Connell has produced 10 documentaries. Two of these films, "The Rock-afire Explosion" and "GLOW: The Story of the Gorgeous Ladies of Wrestling," became nostalgic cult fan favorites, received rave reviews, garnered numerous awards, and earned wide distribution deals. Furthermore, the "GLOW" documentary helped inspire a fictionalized series created by Netflix, which was released in Summer 2017.[v]

Feeling inspired to produce another historically retro documentary, Jason is now turning his focus to his first digital love, the Commodore 64.



"Commodore 64: Computer for the Masses" is set to be the quintessential documentary on the Commodore 64. Jason Connell's passion for this project started where all obsessions do – in his childhood. In 1982, he was 11 years old when his grandfather gave him a life-changing gift: a Commodore 64 computer. He quickly mastered countless games and spent hours typing in BASIC programs from "Run Magazine" and "Compute!'s Gazette." During this period, he saw iconic films "Tron" and "WarGames," which, along with the Commodore 64, opened his eyes to the digital world and would eventually lead to his career in film.

Synopsis

"Commodore 64: Computer for the Masses" will cover a brief history of the company, from its Holocaust survivor and legendary founder Jack Tramiel and prodigy designer Chuck Peddle to how Commodore nearly purchased Apple in its infancy and licensed BASIC computer language from a little company named Microsoft. This will lead up to the inception, development, and subsequent release of the Commodore 64 in 1982. It will show how it impacted the competition and other industries as well as the consumer's insatiable appetite for a household computer. Commodore 64 went on to sell about 30 million units before it was discontinued in 1993.[vi] The film will also highlight Commodore 64's legacy 35 years later and how it influenced many of today's leaders in technology.



To achieve this vision, PopDocs Media will use historical photographs, archived video footage, and commercials as well as animation and original music. There will also be original interviews and a compelling voice over. PopDocs Media has already assembled a talented and seasoned team which includes a cinematographer, editor, composer, and animator. Additionally, the company has brought on Commodore expert Brian Bagnall as a consultant to the film. He is the author of "Commodore: A Company on the Edge" and "Commodore: The Amiga Years."

Statement from Commodore expert Brian Bagnall:

"When I started writing about Commodore almost 15 years ago, my goal was to counter the dominant Apple narrative and get some recognition to Commodore for bringing computers to the masses. Since completing the book, I've been waiting for the opportunity to find new ways to get beyond the Commodore fan base and get this important story out to the public. More people watch videos than read books these days, and I've wanted a documentary about Commodore to match 'Triumph of the Nerds,' a 1996 PBS documentary about the early days of personal computers.

"After getting to know Jason Connell, I'm convinced he has what it takes to do just that. He not only ran his own film festival for over a decade, but he has produced several award-winning documentaries that ran on Netflix and MTV/LOGO. One of those documentaries, 'GLOW,' has just been made into a new series by Netflix! Jason got his start with the Commodore 64 and has all the talent needed to make the definitive documentary about the people's computer. He will also officially base this documentary on 'Commodore: A Company on the Edge,' the first documentary to do so. And given his track record with documentaries, it doesn't take a genius to realize this could lead to other things. Anyone who has seen 'Silicon Valley' or 'Halt and Catch Fire' knows that there is ample room to tell entertaining stories within the computer industry, and no company has had as colorful a past as Commodore. Imagine a series told in 10 episodes covering the creations of the 6502, PET, VIC-20, C64, Plus/4, C128, Amiga 1000, Amiga 2000, Amiga 500, and the final years."

Remainder of page intentionally left blank

Use of Proceeds

Funding from this campaign will be used to produce, market, and distribute "Commodore 64: Computer for the Masses." If the minimum $50,000 is raised, PopDocs Media plans to use the majority of the proceeds on below-the-line talent and production costs ($27,500), post production ($7,500), and above-the-line talent and producer's fees ($5,000). If the maximum $275,000 is raised, the company also plans to use the majority of the proceeds on below-the-line talent and production costs ($120,000), post production ($35,000), and above-the-line talent and producer's fees ($40,000). The company has the discretion to alter the use of proceeds as it deems necessary.



Marketing

PopDocs Media plans for "Commodore 64: Computer for the Masses" to have an extensive festival run targeting top-tier festivals where the team has relationships (SXSW, Tribeca, etc.) to drive reviews and publicity. PopDocs Media will partner with personalities, creators, authors, and communities with extensive social reach and critical acclaim. It will also partner with prior crowdfunded products and media (e.g. the company has partnered with prior creators of Commodore 64 crowdfunded books and media). PopDocs Media will drive a sustained, ongoing information release campaign utilizing excerpts/segments, teasers, etc. to drive influence on key forums, news sites, social groups, blogs, etc.

Anticipated Production Schedule



Q1 2018
Pre-Production

Q2-Q4 2018
Production

Q3 2018-Q1 2019
Post-Production

Q1-Q2 2019
World Premiere

Q2-Q3 2019
Distribution

EXECUTIVE TEAM



Jason Connell, Co-founder and President: Jason has produced 10 feature documentaries, including "Holy Rollers: The True Story of Card Counting Chirstians," "The Rock-afire Explosion," "Cleanfix," "Strictly Background," and "GLOW: The Gorgeous Ladies of Wrestling." "GLOW" won Best Documentary at three film festivals[vii] and inspired the scripted Netflix series.[viii] Jason is the President and Founder of Connell Creations, which has produced and distributed 10 documentary films, which have secured major distribution domestically and internationally via Netflix, Amazon, iTunes, and MTV, among others. Jason also founded the United Film Festivals, which screened high-quality independent feature films, documentaries, and short films of all genres in Los Angeles, New York, London, San Francisco, Chicago, and Tulsa. He is a member and mentor of the Producer's Guild of America.



Erick Opeka, Co-founder: Erick is the Executive Vice President of Digital Networks at Cinedigm Entertainment, where he leads the division responsible for developing, launching, and operating Cinedigm's portfolio of over-the-top digital networks. This includes documentary network Docurama and Comic Con-themed network CONtv. Previously, Erick was Senior Vice President of Digital Distribution for entertainment distributor New Video Group, where he oversaw the distribution of over 50,000 hours of content in the digital ecosystem and helped grow New Video into one of the largest aggregators of digital content in North America.[ix] In 2012, New Video was acquired by Cinedigm for $14 million and up to $6 million in incentives tied to future financial results. The upfront purchase price represented a multiple of approximately 5.6x New Video's 2011 adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA). At the time of acquisition, New Video had acquired licenses for more than 4,000 feature films and 6,000 television episodes.[x] Erick is a mentor and advisor at Techstars as well as a member of the Producer's Guild of America. He holds a bachelor's degree in English from the University of Texas at Austin and an MBA from Florida State University.

INDUSTRY AND MARKET ANALYSIS

Over the last few decades, documentary production, distribution, and consumption has been transformed by digital production, new TV distribution opportunities, virtual reality, and transmedia storytelling. Over the next decade, the industry will be further transformed as audience consumption habits change with the rise in online streaming and on-demand viewing stands. Currently, film festivals are the primary form of distribution for documentaries, followed by grassroots/community screenings, educational screenings, and DVD sales. While not a major source of distribution today, the advent of digital streaming and online content presents significant opportunities in online distribution for the documentary industry.[xi]

Survey Question: How was your most recent full-length (broadcast or feature-length) documentary distributed? [select all that apply]

Graph: Distribution for Most Recent Full-Length Documentary


Film festivals 74%
Grassroots and community... 49%
Educational distribution 49%
DVD sales 43%
Public television (example:... 39%
Self-distribution 38%
Community screenings... 37%
Transactional video on demand... 29%
International television... 29%
Theatrical distribution 26%
Subscription video on demand... 25%
Cable television... 18%
Community screenings organized... 12%
Cable or satellite video... 8%
Premium cable television... 6%
0% 10% 20% 30% 40% 50% 60% 70% 80%

Source: Center for Media & Social Impact: The State of the Documentary Field: 2016 Survey of Documentary Industry Members

Around the world, more people are choosing to stream video through over-the-top (OTT) services – film and television content provided through high-speed internet connection – rather than traditional content distribution services. Today, 53% of U.S. Wi-Fi-connected homes subscribe to at least one OTT service, according to comScore.[xii] The OTT market is estimated to grow from $28 billion in 2015 to an $62 billion by 2020, representing a compound annual growth rate of 17.2%.[xiii] Growth in the OTT segment can be attributed to increasing use of high-speed broadband both domestically and globally, a shift in viewer preference for a more customized viewing format, attractive pricing, and more content options including increases in in-house web series production.[xiv]

As seen the in the chart below, Netflix is the leader in the OTT market, reaching 75% of OTT homes as of December 2016. Behind Netflix, YouTube is the largest player, reaching 53% of OTT homes, followed by Amazon Video with a 33% reach, and then Hulu at 17%.[xv]



Video is the largest segment of the OTT Market, accounting for over 87% of market revenue in 2015.[xvi] PopDocs Media expects its largest distribution channel to be subscription video on demand and TV licensing. The subscription video on demand (SVOD) service charges viewers a set monthly fee that allows access to exclusive content and non-exclusive TV shows and movies for which the company has purchased licensing from the content owners. Licensing agreements are purchased and renewed through fees collected from subscribers combined with new debt issues. The global SVOD market was estimated at $17 billion in 2016, and is expected to reach $32 billion by 2021. The number of SVOD users is forecasted to reach 428 million by 2021, up 73% from an estimated 248 million in 2016. The U.S. is expected to remain the market leader in SVOD with a projected 127 million subscribers by 2021, followed by China with a projected 74 million subscribers by 2021.[xvii]

Jason executive produced the following films:

<u>Not Such a Bad Guy: Conversations with Dabney Coleman</u> **(2017):** Documentary that looks at the career of character actor Dabney Coleman, who was in "9 to 5," "Tootsie," "WarGames," and "Boardwalk Empire"
<u>County Fair, Texas</u> **(2015):** Documentary that follows four kids in rural Texas who raise animals to show at county fairs
<u>Tough Ain't Enough: Conversations with Albert S. Ruddy</u> **(2013):** Documentary on the life of Academy Award-winning producer Albert S. Ruddy, who produced Best Picture winners "The Godfather" and "Million Dollar Baby"
<u>Sadermania</u> **(2013):** Documentary about the unlikely friendship between Hulk Hogan and his super fan Chris Sader
<u>GLOW: The Story of the Gorgeous Ladies of Wrestling</u> **(2012):** Documentary chronicling the first all-female wrestling show
<u>Holy Rollers: The True Story of Card Counting Christians</u> **(2011):** Documentary about the rise of a blackjack team made up of Christians who successfully win millions from gambling
<u>Divorcing God</u> **(2010):** Documentary that follows a devout Christian couple whose marriage falls apart shortly after their wedding
<u>Gabi on the Roof in July</u> **(2010):** Comedy about a New York City painter whose provocative younger sister comes to visit him for the summer
<u>Cleanflix</u> **(2009):** Documentary that follows the story of a Utah DVD retailer that was caught sanitizing copyrighted Hollywood films
<u>The Rock-afire Explosion</u> **(2008):** Documentary that explores the animatronic robot band that played at Showbiz Pizza Place
<u>Strictly Background</u> **(2007):** Documentary about the lives of movie extras trying to make it in Hollywood

COMPARABLES

Select feature documentaries by Jason Connell:

<u>G.L.O.W: The Story of the Gorgeous Ladies of Wresting</u>**:** Released in March of 2013, GLOW chronicles the rise and fall of the first ever all-female wrestling show on television through the stories of the women who lived it. This documentary follows the women from initial open-call auditions to training, to global recognition, and the show's unexpected cancellation in 1990. This film was produced by Connell Creations and has been publicy screened 33 times and featured at 22 film festivals, winning three Audience Awards for Best Documentary.[xviii] The film is available for streaming on Netflix. Moreover, in June of 2017, Netflix began streaming a comedy-drama television series revolving around fictionalized characters of GLOW.[xix]

<u>Holly Rollers: The True Story of Card Counting Christians</u>**:** Released in 2012, this documentary captures the inner working of a team of professional blackjack players made up entirely of churchgoing Christians. Produced by Connell Creations, the film was features in 42 film festivals won seven awards including four Best Documentary Awards.[xx] Additionally, the film garnered praise from CNN, The New York Times, The Colbert Report, and NPR's This American Life.[xxi]

<u>Cleanflix</u>**:** Released in 2010, this documentary focuses on the dozens of Utah-based edited-movie companies who began sanitizing Hollywood's copyrighted material without permission in the late 90s. DVD retailers and Hollywood film editors engaged in an intense legal and moral battle that would last for six years. The film has been shown at 19 film festivals with a total of 49 public screenings.[xxii]

<u>The Rock-afire Explosion:</u> Released in 2009, this documentary, often classified as a rockumentary, that explores the rise and fall of Showbiz Pizza Place, its animatronic rock band, and the origins of Chuck E. Cheese's. This film reveals how Chris Thrash came to revive a fallen 1980s rock band in the ever-changing media culture. Produced by Connell Creations, the film had an estimated budget of $4,000.[xxiii] The documentary has been featured in 20 festivals and has been publicly screened over 10 times.[xxiv] The film was nominated for a Director's Award for Best Feature at the Boston Underground Film Festival in 2009.[xxv]

<u>Strictly Background:</u> Released in 2008, this documentary Strictly Background explores the charm and determination of ten professional extras in Hollywood films and television. It follows the ten background actors from their homes to talent agencies, casting calls, and actual television and film sets. Produced by Connell Creations, the film has been featured in 24 film festivals[xxvi] and won six awards including Best Documentary (three festivals), Best International Documentary, Audience Award, and Final Cut Award.[xxvii]

INVESTMENT TERMS

Security Type: Revenue Participation Rights
Round Size: Min: $50,000 Max: $275,000
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors (along with any others who purchase revenue participation rights in this offering, future offerings, or previous offerings) 100% of the Company's adjusted gross proceeds up to the repayment amount of 115% of their investment, and 50% of any remaining adjusted gross proceeds thereafter.
The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchasers have received an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and
- Following such time, if ever, as the Purchasers have recouped an amount equal to one hundred fifteen percent (115%) of the Purchasers' financing contributions and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:
  a. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and
  b. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.
  c. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Picture. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture
- Any amounts used to fund production costs of the Picture
- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and
- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;
- Any amounts used to repay loans received in connection with the production of the Picture;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

i http://www.cnn.com/2011/TECH/gaming.gadgets/05/09/commodore.64.reborn/
ii http://www.cnn.com/2011/TECH/gaming.gadgets/05/09/commodore.64.reborn/
iii http://content.time.com/time/specials/2007/article/0,28804,1638782_1638778_1638764,00.html
iv http://www.cnn.com/2011/TECH/gaming.gadgets/05/09/commodore.64.reborn/
v https://www.newyorker.com/culture/culture-desk/before-the-netflix-series-whet-your-whistle-with-glow-the-documentary
vi http://content.time.com/time/specials/2007/article/0,28804,1638782_1638778_1638764,00.html
vii http://www.imdb.com/title/tt1559038/awards?ref_=tt_awd
viii https://www.newyorker.com/culture/culture-desk/before-the-netflix-series-whet-your-whistle-with-glow-the-documentary
ix http://www.cinedigm.com/team_members/erick-opeka/
x http://investor.cinedigm.com/releasedetail.cfm?ReleaseID=665917
xixi http://cmsimpact.org/resource/state-documentary-field-2016-survey-documentary-industry/
xii http://www.comscore.com/Insights/Blog/OTT-Breaks-Out-of-Its-Netflix-Shell
xiii http://www.marketsandmarkets.com/Market-Reports/over-the-top-ott-market-41276741.html
xiv http://www.futuremarketinsights.com/reports/over-the-top-ott-content-market
xv http://www.comscore.com/Insights/Blog/OTT-Breaks-Out-of-Its-Netflix-Shell
xvi https://www.technavio.com/report/global-consumer-electronics-global-ott-devices-and-services-market-2016-2020
xvii https://www.researchandmarkets.com/research/n52p69/global_svod
xviii http://www.glowthemovie.com/screenings.html
xix https://www.usatoday.com/story/life/tv/2017/06/15/glow-review-netflix-wrestling-comedy-alison-brie/102881206/
xx http://www.holyrollersthemovie.com/filmfestivals.html
xxi http://www.holyrollersthemovie.com/press.html
xxii http://www.cleanflixthemovie.com/screenings.html
xxiii http://www.imdb.com/title/tt1327599/business?ref_=tt_dt_bus
xxiv http://www.rockafiremovie.com/screenings.php
xxv http://www.imdb.com/title/tt1327599/awards?ref_=tt_awd
xxvi http://www.imdb.com/title/tt0982935/releaseinfo
xxvii http://www.theunitedfilms.com/library/strictly-background/

Exhibit C
Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

PopDocs Media LLC
4849 San Rafael Ave
Los Angeles, CA 90042

Ladies and Gentlemen:

The undersigned understands that PopDocs Media LLC, a Limited Liability Company organized under the laws of Delaware (the "Company"), is offering up to $275,000.00 of Revenue Participation Rights (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 17, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pacific standard time on January 8, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) *General.*
   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
   i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

     i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

     ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

     iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Los Angeles, California which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4849 San Rafael Ave Los Angeles, CA 90042 Attention: Jason Connell
with a copy to:	Attention: Andrew Barcello E-mail: ABarcello@BarcelloLaw.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

PopDocs Media LLC
By_____ Name: Title:

Exhibit D
Financing Agreement

FINANCING AGREEMENT

The following agreement (the "**Agreement**"), dated as of _____, 2017, sets forth the understanding between PopDocs Media LLC ("**Producer**"), on the one hand, and _____ ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "Commodore 64: The Computer For The Masses" (the "**Picture**"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. <u>Financier Funds</u>.

     1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with _____ Dollars ($_____) (the "Financier Funds"), which Financier Funds will be applied toward the production budget of the Picture.

     1.2   Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**").

2. <u>Adjusted Gross Proceeds</u>.

     2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

          (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

          (ii)   following such time, if ever, as Financier has recouped an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

     2.2   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the

Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.   **Risk of Investment.**   **Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) all other risks of investment set forth in the Company's Form C Offering Statement, a copy of which has been made available to the Financier.**

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6.   Financier's Representations, Warranties and Indemnities.

        (a)   Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

(b) Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

(c) The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

(a) Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

(b) Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

(c) The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9. Assignment. Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until

otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to Andrew T. Barcello, 11113 Moorpark Street, Suite 103, North Hollywood, CA 91602.

11.   Miscellaneous.

(a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

(d)   This Agreement shall be governed by the laws of the State of California applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of California, County of Los Angeles to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f)   In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g)   Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h)   In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i)   This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

_____   [FINANCIER]

By:_____   By:_____
   Authorized Representative   Authorized Representative

Exhibit E
Video Transcript

Commodore64 Video Transcript

Screen Says: POPDOCS

Jason Connell: Hi my name is Jason Connell and I'm a documentary filmmaker. After producing 10 award-winning films, I'm excited to share my new project with you. In 1982, I was 11 years old and my grandfather gave me a life-changing gift: the infamous Commodore 64. It was that computer that opened my eyes to the digital world, and eventually to a career in film. I've always had a great passion for this computer, and I've always wanted to document how the Commodore 64 not only disrupted an industry, but went on to become the best-selling computer of all time. So please, won't you join us in making this story come to life.

Screen Says: FROM THE PRODUCER OF

GLOW THE STORY OF THE GORGEOUS LADIES OF WRESTLING

Female Narrator: Oh, I used to love to make 'em boo. And I make children cry.

Screen Says: FROM THE PRODUCER OF

HOLY ROLLERS THE TRUE STORY OF CARD COUNTING CHRISTMAS

Male Narrator: At least we can liberate the money from the clutches of those who would use it for ill purposes, you know?

Screen Says: FROM THE PRODUCER OF

THE ROCK-AFIRE EXPLOSION

Male Narrator 2: We started a new restaurant chain called Showbiz Pizza Place, and we got singing robots in there!

Screen Says: FROM THE PRODUCER OF STRICTLY BACKGROUND EXTRAS IN THE SPOTLIGHT

Male Narrator 3: When I see myself on film, I get very excited, because you never know when you might be the next big star in Hollywood.

Screen Says: COMES A NEW FILM

Plays upbeat music

Male Narrator 4: The wonder computer of the 1980's: the Commodore. With the Commodore, the whole family can learn computing at home. Plays great games too.

Screen Says: ABOUT THE BEST SELLING COMPUTER OF ALL TIME

Commodore64 advertisement plays: It's mind-boggling! The Commodore 64 lets you play hundreds more games than any video machine. Plus, draw, program, even do music!

Music: Are you keeping up with the Commodore, because the Commodore's keeping up with you

Screen Says: Commodore 64: Computer For The Masses

www.Commodore64TheMovie.com

POPDOCS

Regulation Crowdfunding offering are inherently risky: these transactions are open to all investors aged 18 or older and involve the risk of loss of an entire investment.

Exhibit F
Investor Pitch Deck



POP DOCS

Commodore 64



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

The Problem

Consumers want to see in-depth, well-produced stories about their passions that go beyond traditional "talking head" docs.

Distributors want to acquire timely, affordable, original content with built-in marketability from predictable suppliers.

Current Solutions

Most documentaries focused on pop culture topics are amateur passion projects of inconsistent quality that take many years to complete.

Episodic producers are not actively and deeply covering pop culture topics in a way that fans want.

Company Vision

PopDocs Media will produce feature films, series, and podcasts at the intersection of tech and pop culture with built-in audiences.

Funds from this campaign will be used to produce, market, and distribute feature-length documentary "Commodore 64: Computer for the Masses"

Market Opportunity

- Expansion in both mature and emerging over-the-top (OTT) markets around the world is expected to drive online TV and movie revenue to $83 billion in 2022, more than double $37 billion in 2016[1]

- The number of OTT services has grown to over 120 services today in the U.S.[2]

- 59% of Generation Z's (born between 1995 and 2012) video consumption is done via OTT services[3]

- Spending for OTT content is also exploding: The combined annual budget for Netflix, Amazon Prime Video, and Hulu is estimated to be $13 billion in 2017[4]

- Streaming services like Netflix place a strong emphasis on documentaries and factual programming. In Q2 2017 alone, Netflix premiered six original documentaries and two original documentary series[5]

1 http://www.ekmpowershop4.com/ekmps/shops/broadbandtv/global-ott-tv--video-forecasts-225-p.asp
2 http://degonline.org/streaming-cinephiles-finding-quality-films-binge-obsessed-world/
3 https://www.forbes.com/sites/nelsongranados/2017/06/20/gen-z-media-consumption-its-a-lifestyle-not-just-entertainment/#731e0c5118c9
4 http://variety.com/2017/digital/news/hulu-2017-content-spending-2-5-billion-1202558912/
5 https://www.theverge.com/2017/7/17/15983710/netflix-q2-second-quarter-2017-earnings

POP
DOCS

Competition

Pop-centric

VICE

DEFY MEDIA

POP DOCS

BuzzFeed

Short Form ← → Feature Length

HBO DOCS

RadicalMedia
content management system

60 SECOND DOCS

newsy

CNN FILMS

Factual

POP DOCS

PopDocs Case Study: G.L.O.W. The Story of the Gorgeous Ladies of Wrestling


WINNER
BEST DOCUMENTARY
Comic-Con International Independent Film Festival
OFFICIAL SELECTION
hotdocs
2012
GLOW
THE STORY OF THE
GORGEOUS LADIES OF WRESTLING

- Feature-length documentary about the rise and fall ofthe 1980s all-female wrestling league G.L.O.W.
- Winner of the San Diego Comicon Film Festival[1]
- Produced by PopDocs Partner Jason Connell
- Inspired the hit Netflix original narrative series
- Produced for ≈$50K (approx. 50% production, 50%post)
- Generated over ≈$200K in revenue:
  - ≈$115K in SVOD licensing to Netflix globally (multiple renewals)
  - ≈$50K license to MTV for broadcast rights
  - ≈$35K in distribution revenue
- ≈4x Production ROI since release

1 http://www.imdb.com/title/tt1559038/awards?ref_=tt_awd

Third-Party Case Study: IndieGame the Movie



- A documentary that follows the journeys of indie game developers as they create games and release those works, and themselves, to the world

- Worldwide screenings – 25 countries, 100+ international community screenings, 30+ festival

- Distribution handled by PopDocs Partner Erick Opeka (digital, licensing)

- Produced for $98K (completed two Kickstarters) Revenues – approx. $740K:

  o 29% Tour + Theatrical ≈ $200K (20% Theatrical, 80% Tour)

  o 58% Digital ≈ $450K (41% Steam, 30% iTunes, 29%VHX)

  o 13% Broadcast ≈ $90K

  o ≈ $740K TOTAL GROSS PROFIT

- Net Revenues after distribution expenses ≈$590K

- ≈6x Production ROI (excluding international)

Source: http://www.nickconedera.com/blog/2015/7/16/self-distribution-case-study-indie-game-the-movie

POP DOCS

Commodore 64: Computer For The Masses





INSTEAD OF SAVING FOR YOUR KID'S EDUCATION, MAYBE YOU SHOULD BE SPENDING FOR IT.

- Feature-length documentary on the amazing rise-and-fall story of the home computing pioneer that destroyed the competition in the 1980s and got an entire generation involved in computing

- Commodore 64 is the Guinness World Record holder for the most computers sold, selling about 30 million units*

- Based on the meticulously researched non-fiction book by Brian Bagnall, 'Commodore: A Company on the Edge,' under option to PopDocs Media

- The film will focus on the ragtag group of misfits that built the company and their peers, such as Apple, Atari, and IBM, and luminaries, such as Steve Wozniak and Elon Musk

- The film will also explore the company's impact on the rise of AOL and the internet, design, and 8-bit culture

- Release target set for Q2/Q3 2019

* http://content.time.com/time/specials/2007/article/0,28804,1638782_1638778_1638764,00.html

POP DOCS

Marketing & Growth Strategy

- Extensive festival runs targeting top-tier festivals where team has relationships (SXSW, Tribeca, etc.) to drive reviews and publicity.

- Partner with personalities, creators, authors, and communities with extensive social reach and critical acclaim.

- Partner with prior crowdfunded products and media (e.g. we have partnered with prior creators of Commodore crowdfunded books and media for Commodore film).

- Sustained, ongoing information release campaign from day one utilizing excerpts/segments, teasers, etc. to drive influence on key forums, news sites, social groups, blogs, etc.

Team

Jason Connell – Co-founder, President



•Producer of 10 feature documentaries including pop-docs "The Rock-a-fire Explosion," "Holy Rollers: The True Story of Card Counting Christians," "Strictly Background," and "G.L.O.W: The Story of the Gorgeous Ladies of Wrestling"
•Generated a 4x ROI for "G.L.O.W" doc, which became the basis of Netflix original series
•Founder & President, Connell Creations, producer and sales agent/distributor of over 100 fiction and documentary films, secured major distribution domestically and internationally including Warner Bros., MTV, Netflix, Amazon, iTunes, and Hulu, among others
•Founder & Producer, The United Film Festivals (2002-2014)
        Locations - Los Angeles, San Francisco, Tulsa, Chicago, New York, and London
•Full-time employee of PopDocs
 Media

Erick Opeka – Co-founder



•EVP-level entertainment distribution executive with 15 years experience working with companies such as A&E Networks, History Channel, New Video, and Cinedigm
•Grew content aggregator New Video Digital from $0 to $36.7 million in annual revenues, leading to acquisition by Cinedigm in 2012
•Distributed over 2,800 documentary films, including 35 Academy Award Winners
•Licensed over $83 million dollars of content to Netflix since 2010
•Recently launched Cinedigm Networks, a division of Cinedigm dedicated to launching and operating streaming OTT channels. Achieved $3.8M ARR with 4.4M app downloads, 750K registered users, and nearly 90K paying subscribers in 12 months
•Executive Producer on over 16 series of over 240 hours of episodic content since 2014
•BA, University of Texas; MBA, Florida State
•Mentor and Advisor, Techstars
•Part-time employee of PopDocs Media

POP
DOCS